Exhibit 13.1 Selected Portions of Annual Report to Stockholders

The following consists of the portion of the Company's Annual Report to Stockholders for the fiscal year ended February 1, 2003 containing the consolidated financial statements of the Company and notes thereto and independent auditors' report set forth in pages 3-22 of the Annual Report to Stockholders. Such information is incorporated by reference in Item 8 of the Company's Annual Report on Form 10-K for the fiscal year ended February 1, 2003 and is filed as an exhibit thereto in accordance with General Instruction G to Form 10-K.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The management of Harold's Stores, Inc. has the responsibility for preparing the accompanying consolidated financial statements and for their integrity and objectivity. The statements were prepared in accordance with accounting principles generally accepted in the United States and include amounts that are based on management's best estimates and judgment where necessary. Management believes that all representations made to our external auditors during their examination of the financial statements were valid and appropriate.

To meet its responsibility, management has established and maintains a comprehensive system of internal control that provides reasonable assurance as to the integrity and reliability of the consolidated financial statements, that assets are safeguarded, and that transactions are properly executed and reported. This system can provide only reasonable, not absolute, assurance that errors and irregularities can be prevented or detected. The concept of reasonable assurance is based on the recognition that the cost of a system of internal control is subject to close scrutiny by management and is revised as considered necessary.

The Board of Directors of Harold's Stores, Inc. has engaged Ernst & Young LLP, independent public accountants, to conduct an audit of the 2002 consolidated financial statements. Their report is included on the following page.

/s/ Clark J. Hinkley

Clark J. Hinkley

Chief Executive Officer

/s/ Jodi L. Taylor

Jodi L. Taylor

Chief Financial Officer

Report of Independent Auditors

The Board of Directors and Stockholders

Harold's Stores, Inc.

We have audited the accompanying consolidated balance sheet of Harold's Stores, Inc. and subsidiaries as of February 1, 2003 and the related consolidated statement of operations, stockholders' equity, and cash flows for the year ended February 1, 2003. Our audit also included the financial statement schedule for the 52 weeks ended February 1, 2003 listed in the Index at Item 15. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit. The financial statements of Harold's Stores, Inc. as of February 2, 2002 and for each of the two years in the period then ended were audited by other auditors who have ceased operations and whose report dated March 18, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Harold's Stores, Inc and subsidiaries at February 1, 2003, and the consolidated results of their operations and their cash flows for the year ended February 1, 2003, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule for the 52 weeks ended February 1, 2003, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Ernst and Young LLP

Ernst and Young LLP

Oklahoma City, Oklahoma

March 14, 2003

INFORMATION REGARDING PREDECESSOR INDEPENDENT PUBLIC ACCOUNTANTS' REPORT

The following report is a copy of a previously issued report by Arthur Andersen LLP ("Andersen"). The report has not been reissued by Andersen nor has Andersen consented to its inclusion in this annual report on Form 10-K. The Andersen report refers to the consolidated balance sheets as of February 2, 2002 and February 3, 2001 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended February 2, 2002, of which the period ended January 29, 2000 is no longer included in the accompanying financial statements.

Report of Independent Public Accountants

To the Board of Directors and Stockholders of

Harold's Stores, Inc.:

We have audited the accompanying consolidated balance sheets of Harold's Stores, Inc. (an Oklahoma corporation) and subsidiaries as of February 2, 2002 and February 3, 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended February 2, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harold's Stores, Inc. and subsidiaries as of February 2, 2002 and February 3, 2001, and the results of their operations and their cash flows for each of the three years in the period ended February 2, 2002 in conformity with accounting principles generally accepted in the United States.

As explained in Note 1 to the consolidated financial statements, effective January 31, 1999, the Company adopted Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This pronouncement required the Company to capitalize certain internal costs that were previously expensed.

Arthur Andersen LLP

Dallas, Texas

March 18, 2002

HAROLD'S STORES, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (In Thousands)

	February 1, 2003	February 2, 2002
ASSETS:

Current assets:
Cash and cash equivalents	$ 483	562
Trade accounts receivable, less allowance for doubtful accounts of $200 in 2002 and 2001	6,365	6,386
Note and other receivables	219	17
Merchandise inventories	20,630	21,551
Prepaid expenses	1,960	1,919
Income taxes receivable	-	4,237
Deferred income taxes	-	1,678

Total current assets	29,657	36,350

Property and equipment, at cost	30,632	32,248
Less accumulated depreciation and amortization	(17,868)	(16,400)

Net property and equipment	12,764	15,848

Deferred income taxes	-	1,528

Total assets	$42,421	53,726

The accompanying notes are an integral part of this consolidated balance sheet.

HAROLD'S STORES, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (In Thousands)

	February 1, 2003	February 2, 2002
LIABILITIES AND STOCKHOLDERS' EQUITY:

Current liabilities:
Accounts payable	$ 10,026	6,901
Redeemable gift certificates	1,155	1,071
Accrued payroll expenses and bonuses	734	1,049
Accrued rent expense	1,454	1,244
Current maturities of long-term debt	1,265	1,979

Total current liabilities	14,634	12,244

Long-term debt, net of current maturities	17,713	18,452

Commitments and contingent liabilities (Notes 10 and 12)

Preferred stock of $.01 par value
Amended Series 2001-A, authorized 700,000 shares, issued and outstanding 328,484 in 2002 and 312,783 in 2001	6,495	6,113
Series 2002-A, authorized 300,000 shares, issued and outstanding 202,627 in 2002 and none in 2001	3,980	-
Both series entitled to $20.00 per share plus accrued but unpaid dividends in liquidation

Stockholders' equity:

Common stock of $.01 par value Authorized 25,000,000 shares; issued and outstanding 6,099,503 in 2002 and 6,089,128 in 2001	61	61
Additional paid-in capital	34,224	34,200
Accumulated deficit	(34,684)	(17,342)
	(399)	16,919
Less: Treasury stock of 205 shares in 2002 and 2001 recorded at cost	(2)	(2)

Total stockholders' (deficit) equity	(401)	16,917

Total liabilities and stockholders' equity	$42,421	53,726

The accompanying notes are an integral part of this consolidated balance sheet.

HAROLD'S STORES, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (In Thousands, Except Share Data)

	52 Weeks Ended	52 Weeks Ended	53 Weeks Ended
	February 1, 2003	February 2, 2002	February 3, 2001

Sales	$89,781	104,624	127,484

Costs and expenses:
Cost of goods sold (including occupancy and central buying expenses, exclusive of items shown separately below)	66,707	82,034	93,776

Selling, general and administrative expenses	30,053	31,639	35,691

Depreciation and amortization	3,913	4,241	4,457

Restructuring charges	1,060	-	-

Write-off of goodwill	-	3,015	-

Interest expense	1,321	1,402	1,754

	103,054	122,331	135,678

Loss before income taxes	(13,273)	(17,707)	(8,194)

Provision (benefit) for income taxes	3,206	(3,077)	(3,278)

Net loss	$(16,479)	(14,630)	(4,916)

NET LOSS APPLICABLE TO COMMON STOCK:

Net loss	$(16,479)	(14,630)	(4,916)

Less: Preferred stock dividends and accretion of preferred stock issuance costs	863	634	-

Net loss applicable to common stock	$(17,342)	(15,264)	(4,916)

Net loss per common share:
Basic	$ (2.84)	$ (2.51)	$ (0.81)
Diluted	$ (2.84)	$ (2.51)	$ (0.81)

Weighted average number of common shares	6,096,500	6,087,143	6,080,481

Weighted average number of common shares assuming dilution	6,096,500	6,087,143	6,080,481

The accompanying notes are an integral part of these consolidated financial statements.

HAROLD'S STORES, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (Dollars in Thousands)

	52 Weeks Ended	52 Weeks Ended	53 Weeks Ended
	February 1, 2003	February 2, 2002	February 3, 2001
Common stock:

Balance (net of treasury shares), beginning of year	$ 59	59	60

Stock bonuses, issued 1,165 shares issued in 2002, none issued in 2001 or 2000	-	-	-

Stock options exercised, 4,000 shares in 2002, none in 2001 and 2000	-	-	-

Shares issued to members of the board of directors, 5,210 shares in 2002, 5,031 shares in 2001, and 9,030 shares in 2000	-	-	-

Treasury shares repurchased, none in 2002 and 2001, and 115 in 2000	-	-	(1)

Balance (net of treasury shares), end of year	$ 59	59	59

Additional paid-in capital:

Balance, beginning of year	$ 34,200	34,187	34,170

Stock bonuses	4	-	-

Stock options exercised	8	-	-

Shares issued to members of the board of directors	12	13	17

Treasury shares repurchased	-	-	-

Balance, end of year	$ 34,224	34,200	34,187

(Accumulated deficit) retained earnings:

Balance, beginning of year	$(17,342)	(2,078)	2,838

Net loss	(16,479)	(14,630)	(4,916)

Preferred stock dividends and accretion	(863)	(634)	-

Balance, end of year	$(34,684)	(17,342)	(2,078)

The accompanying notes are an integral part of these consolidated financial statements.

HAROLD'S STORES, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (Dollars in Thousands)

	52 Weeks Ended	52 Weeks Ended	53 Weeks Ended
	February 1, 2003	February 2, 2002	February 3, 2001
Cash flows from operating activities:
Net loss	$ (16,479)	(14,630)	(4,916)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	4,643	7,256	4,457
Deferred income tax provision (benefit)	3,206	997	(2,389)
Loss (gain) on sale of assets	107	27	(374)
Shares issued to members of the board of directors	12	13	17
Changes in assets and liabilities:
(Increase) decrease in trade and other receivables	(111)	(429)	1,518
Decrease in merchandise inventories	921	10,728	6,665
(Increase) decrease in prepaid expenses	(41)	886	(193)
Decrease (increase) in income taxes receivable	4,237	(3,257)	388
Increase (decrease) in accounts payable	3,125	(172)	(969)
(Decrease) increase in accrued expenses	(21)	324	251
Net cash (used in) provided by operating activities	(401)	1,743	4,455

Cash flows from investing activities:
Acquisition of property and equipment	(1,863)	(1,118)	(2,107)
Proceeds from disposal of property and equipment	117	348	849
Payments received for note receivable	10	-	35
Net cash used in investing activities	(1,736)	(770)	(1,223)

Cash flows from financing activities:
Borrowings on long-term debt	-	150	3,000
Payments of long-term debt	(2,014)	(2,405)	(2,726)
Advances on revolving line of credit	107,288	134,287	64,427
Payments of revolving line of credit	(106,727)	(138,531)	(68,046)
Proceeds from the issuance of common stock	11	-	-
Proceeds from the issuance of preferred stock	3,913	5,795	-
Preferred stock dividends	(413)	(315)	-
Net cash provided by (used in) financing activities	2,058	(1,019)	(3,345)

Net decrease in cash and cash equivalents	(79)	(46)	(113)
Cash and cash equivalents at beginning of year	562	608	721
Cash and cash equivalents at end of year	$ 483	562	608

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Income taxes	$ 37	53	178

Interest	$ 1,358	1,660	2,259

Non-cash investing and financing activities:
Debt issued to purchase stock of CMT	$ -	-	2,545
Capital lease obligation assumed in acquisition of CMT	$ -	-	37
Issuance of note receivable for sale of equipment	$ 80	-	-
Issuance of common stock to members of the board of directors	$ 12	13	17
Preferred stock dividends accrued	$ 367	256	-

The accompanying notes are an integral part of these consolidated financial statements.

HAROLD'S STORES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Nature of Entity

Harold's Stores, Inc., an Oklahoma corporation (the Company), operates a chain of "updated traditional", classic styled ladies and men's specialty apparel stores. The Company offers its merchandise in stores primarily across the South and Southwest. The Company creates the majority of its product assortment through its private label program. The product development and private label programs provide an exclusive selection of upscale merchandise to the consumer.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany accounts and transactions have been eliminated.

Definition of Fiscal Year

The Company has a 52-53 week year that ends on the Saturday closest to January 31. Years 2002, 2001 and 2000 ended on February 1, 2003, February 2, 2002, and February 3, 2001, respectively. The year 2000 comprised a 53-week year while 2002 and 2001 each comprised 52-week years.

Accounting Pronouncements

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit and disposal activities and supersedes Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred, as opposed to when the entity commits to an exit plan under EITF 94-3. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Adoption of SFAS No. 146 is required for exit and disposal activities initiated after December 31, 2002. The Company has adopted this new standard effective January 1, 2003 and the adoption of this new standard did not have a material impact on its consolidated financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation which includes the prospective method, modified prospective method and retroactive restatement method. SFAS No. 148 also amends the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation" to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Adoption of the annual disclosure and voluntary transition requirements of SFAS No. 148 is required for annual financial statements issued for fiscal years ending after December 15, 2002. Adoption of the interim disclosure requirements of SFAS No. 148 is required for interim periods beginning after December 15, 2002. Pursuant to the provisions of SFAS No. 123, the Company has elected to continue using the intrinsic value method of accounting for its stock-based employee compensation plans in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). The Company has, however, made more prominent disclosure of the effects of stock-based compensation on reported operating results. See "Stock Options" below.

Cash and Cash Equivalents

Cash and cash equivalents include overnight investments and credit card receivables collected within three business days.

Accounts Receivable and Finance Charges

Trade accounts receivable primarily represents the Company's credit card receivables from customers. These customers are primarily residents of Oklahoma and Texas. Finance charges on these revolving receivables are imposed at various annual rates in accordance with the state laws in which the Company operates, and are recognized in income when earned. Minimum monthly payments are required generally equal to ten percent of the outstanding balance. The average liquidation rate at February 1, 2003 was approximately 2.85 months. Finance charge revenue is netted against selling, general and administrative expenses and was approximately $1,152,000, $1,074,000, and $1,111,000, in 2002, 2001, and 2000, respectively.

Allowances for doubtful accounts are established based upon historical losses and increased as necessary to cover specific items. Receivables determined to be uncollectible are written off as a charge to the allowance. Recoveries of previously written off amounts are added back to the allowance. Charge-offs related to these accounts were approximately $275,000, $206,000 and $205,000 during 2002, 2001 and 2000, respectively.

Merchandise Inventories

Merchandise inventories are valued at the lower of cost or market using the retail method of accounting. Manufacturing inventories of raw materials, work-in-process and in-transit items are valued at the lower of cost (first-in, first-out method) or market, and approximate $2,100,000 and $3,220,000 in 2002 and 2001, respectively.

Capitalization of Interest

Interest attributed to funds used to finance construction new store locations is capitalized as an additional cost of the related assets. Capitalization of interest ceases when the related projects are substantially complete. The Company capitalized no interest for 2002 and 2001 and approximately $11,000 for 2000. The Company capitalized no interest for 2002 and approximately $4,000 and $13,000 for 2001 and 2000, respectively, of interest related to computer software costs. See discussion of computer software costs below.

Derivatives

The Company uses forward exchange contracts to reduce exposure to foreign currency fluctuations related to certain purchase commitments. The Company recognizes all derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value. Changes in the fair value of derivatives that are not designated as hedges, as well as the ineffective portion of hedged derivatives, are recognized as a derivative gain or loss in the accompanying consolidated statements of operations. The Company did not enter into any derivative contracts during 2002 or 2001.

Stock Options

The Company follows the intrinsic value method of accounting for common stock options granted to employees, in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations.

Had the Company elected to recognize compensation expense based on the fair value of the stock options granted as of their grant date, the Company's 2002, 2001 and 2000 pro forma net loss and pro forma net loss per share would have differed from the amounts actually reported as shown in the table below. The pro forma amounts shown reflect only options granted in 1995 through 2002. Therefore, the full impact of calculating compensation cost for stock options based on their fair value is not reflected in the pro forma net loss amounts presented because compensation cost is reflected over the options' vesting period of up to 10 years and compensation cost for options granted prior to January 29, 1995 is not considered.

	Year Ended
	February 1, 2003	February 2, 2002	February 3, 2002
	(In thousands, except per share data)

Net loss applicable to common stock, as reported	($17,342)	(15,264)	(4,916)

Add:
Stock-based employee compensation expense included in reported net loss, net of related tax effects	-	-	-

Deduct:
Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	496	737	271

Pro forma net loss applicable to common stock	($17,838)	(16,001)	(5,187)

Net loss per average common share:
Basic, as reported	($2.84)	(2.51)	(0.81)
Basic, pro forma	($2.93)	(2.63)	(0.85)

Diluted, as reported	($2.84)	(2.51)	(0.81)
Diluted, pro forma	($2.93)	(2.63)	(0.85)

Revenue Recognition

Sales from store locations represented 100% of the Company's total sales for 2002. These sales are recognized at the time of the customer's purchase. Sales are net of returns and exclude sales tax. Catalog and website sales no longer represent any of the Company's sales as these selling methods were eliminated in the first quarter of 2001. Catalog and website sales were 2% of sales during 2000. These sales were recognized at the time the order was shipped to the customer. Gift card sales are recognized as revenue when the gift card is redeemed, not when it is sold.

Advertising

During 2002, 2001 and 2000, the Company incurred approximately $4,220,000, $3,889,000, and $6,269,000, respectively, in advertising expenses. Advertising expenditures related to small publications mailed to the Company's database of active customers are expensed at the time of mailing to the customer. These are not considered direct-response advertising publications.

Depreciation, Amortization and Maintenance and Repairs

Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the life of the respective leases or the expected life of the improvements. The following are the estimated useful lives used to compute depreciation and amortization:

Buildings 30 years

Leasehold improvements 5-10 years

Furniture and equipment 4-7 years

Software and related costs 3 years

Maintenance and repairs are charged directly to expense as incurred, while betterments and renewals are generally capitalized in the property accounts. When an item is retired or otherwise disposed of, the cost and applicable accumulated depreciation are removed from the respective accounts and the resulting gain or loss is recognized.

Computer Software Costs

For 2002, 2001 and 2000, software related costs of approximately $57,000, $94,000 and $66,000, respectively were capitalized. These costs are amortized into earnings over the life of the related software.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. During 2002, the Company increased its valuation allowance to fully provide for all remaining deferred tax assets because the Company's recent history of operating losses makes the realization of these assets uncertain. It is expected that such amounts could be utilized for tax purposes against any future operating income. See Note 6 for additional discussion.

Net loss Per Common Share

Basic net loss per share is computed by dividing net loss applicable to common stock by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if the Company's outstanding stock options were exercised (calculated using the treasury stock method).

The following table reconciles the net loss applicable to common shares and weighted average common shares outstanding used in the calculation of basic and diluted earnings per common share for the periods indicated:

	2002	2001	2000
	(Amounts in thousands, except per share data)

Net loss applicable to common shares, basic and diluted	$(17,342)	(15,264)	(4,916)

Weighted average number of common shares outstanding - basic	6,097	6,087	6,080
Dilutive effect of potential common shares issuable upon exercise of employee stock options	-	-	-
Weighted average number of common shares outstanding - diluted	6,097	6,087	6,080

Loss per share:
Basic	$(2.84)	(2.51)	(0.81)
Diluted	$(2.84)	(2.51)	(0.81)

Options to purchase 2,175,755, 1,813,149 and 931,176 shares of common stock were outstanding during 2002, 2001 and 2000, respectively, but were not included in the computation of earnings per share because the options' exercise price was greater than the average market price of common shares. The options expire through the year 2012.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires that an impairment loss be recognized only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and that the measurement of any impairment loss be the difference between the carrying amount and the fair value of the asset. Adoption of SFAS No. 144 is required for financial statements for periods beginning after December 15, 2001. The Company adopted this new standard effective February 3, 2002 and the adoption of this new standard did not have a material impact on its consolidated financial position or results of operation.

Comprehensive Income

In 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of "comprehensive income" and its components in a set of financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company currently does not have any components of comprehensive income that are not included in net earnings. Therefore no separate statement is presented.

2. Fair Value of Financial Instruments

Balance Sheet: Cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short maturity of these financial instruments. Substantially all of the debt is at variable interest rates, therefore, fair value approximates carrying value.

Off balance sheet: There were no outstanding notional principal amounts of forward exchange contract commitments at February 1, 2003 or at February 2, 2002.

3. Note Receivable

On April 2, 2002, the Company sold its only restaurant accepting a promissory note in return in the principal amount of $80,000. Interest income is netted against selling, general and administrative expenses and was zero during 2002. The balance of this note at February 1, 2003 was approximately $70,000.

4. Property and Equipment

Property and equipment at February 1, 2003 and February 2, 2002 consisted of the following:

	2002	2001
	(in thousands)

Land	$ 631	631
Buildings	3,024	3,065
Leasehold improvements	13,048	12,837
Furniture and equipment	13,929	15,715
	$30,632	32,248

5. Long-term Debt

Long-term debt at February 1, 2003 and February 2, 2002 consisted of the following:

	2002	2001
	(in thousands)

Borrowings under line of credit with a maximum line of $25,000,000, bearing interest at a weighted-average variable rate (7.25% at February 1, 2003 and 4.51% at February 2, 2002) payable monthly, $25,000,000 principal due November, 2003. This line of credit is secured by substantially all the assets of the Company and was replaced in February 2003. See Note 14.	$16,092	15,531

Note payable to financial institution, bearing interest at a variable rate (7.25% at February 1, 2003 and 4.00% at February 2, 2002), due in quarterly installments of principal of $250,000, with final payment due January, 2004. Interest is paid monthly and the note is secured by substantially all the assets of the Company.	1,000	2,000

Note payable to financial institution, secured by building and land, bearing interest at a fixed rate (8.34%), due in monthly installments of principal and interest of approximately $11,000, with final payment due June, 2011.	810	875

Note payable to financial institution, secured by certain equipment, bearing interest at a fixed rate (8.0%), due in monthly installments of principal and interest of approximately $18,000, with final payment made March, 2003.	18	240

Note payable to financial institution, secured by certain equipment, bearing interest at a fixed rate (8.1%), due in monthly installments of principal and interest of approximately $12,000, with final payment due November, 2004.	235	365

Note payable to financial institution, secured by building and land, bearing interest at a fixed rate which converted to a variable rate in December 2002 (4.25% at February 1, 2003 and 8.50% at February 2, 2002), due in monthly installments of principal and interest of approximately $11,000, with final payment due December, 2005.	823	885

Note payable to the former owner of CMT Enterprises, Inc., unsecured, bearing interest at a fixed rate (5.6%), due in monthly installments of principal and interest of approximately $91,000, with final payment made in July, 2002.	-	535

Total long-term debt	18,978	20,431

Less current maturities of long-term debt	1,265	1,979

Long-term debt, net of current maturities	$ 17,713	18,452

The borrowing base under the Company's primary line of credit is limited to $25 million and is secured by first priority liens upon substantially all of the Company's existing and future acquired assets including, but not limited to, accounts receivable, inventory, and property and equipment. Approximately $0.4 million was available at February 1, 2003. The line of credit contains various financial and nonfinancial covenants which limit the Company's ability to incur indebtedness, merge, consolidate, acquire or sell assets; requires the Company to maintain a minimum tangible net worth of $17 million; limits the Company's capital expenditures to $4,000,000 annually; and requires the Company to satisfy a fixed charge coverage ratio. At February 1, 2003, the Company was in compliance with the capital expenditure covenant, but was not in compliance with the minimum tangible net worth and the fixed charge coverage ratio covenants. The Company, however, received a forbearance agreement through February 8, 2003, while the Company completed its negotiation with Wells Fargo Retail Finance, LLC for a new long-term credit facility. See Note 14. Although this new agreement was not entered into until after year end, the Company has classified its debt under its line of credit as non-current because it was successfully refinanced on a long-term basis subsequent to year end.

The annual maturities of the above long-term debt as of February 1, 2003 are as follows (in thousands):

Year
2003	$ 1,265
2004	263
2005	16,870
2006	90
2007	98
2008 and subsequent	392
Total	$18,978

6. Income Taxes

Income tax provision (benefit) for the years ended February 1, 2003, February 2, 2002, and February 3, 2001, consisted of the following:

	2002	2001	2000
	(in thousands)

Current provision (benefit)	-	(4,074)	(889)
Deferred provision (benefit)	3,206	997	(2,389)

Total	3,206	(3,077)	(3,278)

Income tax expense differs from the normal tax rate as follows:

	2002	2001	2000

Statutory tax rate	(34.0)%	(34.0)%	(34.0)%
Changes in income taxes caused by:
State income taxes	(6.0)	(6.0)	(6.0)
Non-deductible goodwill	-	7.6	-
Net operating loss valuation allowance and other	64.2	15.0	-
Effective tax rate	24.2%	(17.4)%	(40.0)%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at February 1, 2003 and February 2, 2002 are presented below:

	2002	2001
	(in thousands)
Deferred tax assets - current:
Allowance for doubtful accounts	80	80
Merchandise inventories	1,088	1,023
Accrued expenses	608	533
Deferred compensation	20	42
	1,796	1,678
Less: Valuation allowance	(1,796)	-
	-	1,678

Deferred tax assets - noncurrent:
Property and equipment	2,132	1,528
Net operating loss	8,354	3,024
	10,486	4,552
Less: Valuation allowance	(10,486)	(3,024)
	-	1,528

The Company's net operating losses of approximately $21 million will begin to expire in 2010. During 2002, the Company increased its valuation allowance to fully provide for all remaining deferred tax assets because the Company's recent history of operating losses makes the realization of these assets uncertain. It is expected that such amounts could be utilized for tax purposes against any future operating income.

7. Stock and Stock Options

The Company has authorized 1,000,000 shares of preferred stock, par value $.01 per share. This preferred stock may be issued in one or more series and the terms and rights of such stock will be determined by the Board of Directors. As of February 1, 2003, The Board had authorized two series of preferred stock, the Amended Series 2001-A Preferred Stock, consisting of 700,000 shares and the 2002-A Preferred Stock consisting of 300,000 shares.

On February 28, 2001, the Company executed a definitive agreement to allow an investor to purchase from the Company 300,000 shares of convertible preferred stock for a total purchase price of $6 million. Under this preferred stock agreement, each of the 300,000 initially issued shares of preferred stock are convertible into 15.6863 shares of common stock of the Company. The preferred shares have voting rights equal to the number of common shares into which they may be converted. Until converted, the preferred stock is entitled to receive quarterly dividends that cumulate annually at a rate of 10% per annum, which would be reduced to 8% per annum if the Company's operating income for any fiscal year ending after February 28, 2001 exceeds $4,735,000. Dividends are payable 50% in cash and 50% in additional shares of preferred stock until February 28, 2003 and thereafter in additional shares of preferred stock or cash as the holder of the preferred stock may elect. Shares of preferred stock issued in respect of dividends are convertible into common stock based upon an average market price of the common stock as of the respective dividend dates. Following the third anniversary of the original issuance date, the preferred shares will be redeemable at the option of the Company at a price equal to the initial purchase price plus cumulated and accrued but unpaid dividends. The preferred shares are not included in the equity section of the balance sheet because the preferred shareholders have special voting rights that empower them to elect a majority of the board of directors and maintain effective control over the Company.

On August 2, 2002, the Company executed a definitive agreement to allow a group of investors to purchase from the Company 200,000 shares of Series 2002-A convertible preferred stock for a total purchase price of $4 million. Under this preferred stock agreement, each of the 200,000 issued shares of preferred stock are convertible into common stock of the Company at a fixed rate of $2.72 per share. The preferred shares have voting rights equal to the number of common shares into which they may be converted. Until converted, the preferred stock is entitled to receive quarterly dividends that cumulate annually at a rate of 8% per annum, which would be reduced to 6% per annum if certain profitability targets are met by the Company. Dividends are payable 50% in cash and 50% in additional shares of preferred stock until July 1, 2003 and thereafter in additional shares of preferred stock or cash as the holder of the preferred stock may elect. Following the third anniversary of the original issuance date, the Series 2002-A Preferred Stock will be redeemable at the option of the Company at a price equal to the initial purchase price plus cumulated and accrued but unpaid dividends. The preferred shares are not included in the equity section of the balance sheet because the preferred shareholders have special voting rights that empower them to elect a majority of the board of directors and maintain effective control over the Company.

In connection with the closing of the sale of the Series 2002-A Preferred Stock, the Company's existing Series 2001-A Preferred Stock was amended by exchange for an Amended Series 2001-A Preferred Stock for purposes of integrating the voting rights of both series of the Company's preferred stock. Except for the amended voting rights, the terms of the Amended Series 2001-A Preferred Stock, including dividend and conversion rights, are unchanged. The Series 2002-A Preferred Stock will rank on parity with the Amended Series 2001-A Preferred Stock for purposes of dividends and distribution of assets on liquidation. The holders of the Amended Series 2001-A Preferred Stock and the Series 2002-A Preferred Stock, voting together as a single class, will have the right to designate a proportionate number of members of the Board of Directors equal as nearly as possible to the percentage of the Company's outstanding common stock represented by the Amended Series 2001-A Preferred Stock and the Series 2002-A Preferred Stock on an as-converted basis.

The Company has reserved 3,000,000 shares of its common stock for issuance to key employees under its current stock option and equity incentive plan, which was adopted in April 1993 and amended in June 1995 and again in June 2000. The plan has a term of ten years. The Compensation Committee of the Board of Directors may grant incentive or non-qualified stock options, restricted stock, stock appreciation rights and other stock-based and cash awards under the provisions of the plan. The exercise price of incentive stock options is the fair market value of the stock at the date of the grant, plus ten percent if the employee possesses more than ten percent of the total combined voting power of all classes of the Company's stock. Options granted may have a term of up to ten years, except that incentive stock options granted to stockholders who have more than ten percent of the Company's voting stock at the time of the grant may have a term of up to five years. No options were granted to stockholders who have more than 10% of the Company's voting stock during 2002, 2001 or 2000 under the incentive plan. Twenty percent of each option grant, except for grants to non-employee board members, vests immediately with the remaining options vesting at 20% per year for four years. Non-employee board members are required to wait six months from the date of grant before exercising any options from that grant, at which time the options are fully vested. Any unexercised portion of the options will automatically and without notice terminate upon the applicable anniversary of the issuance date or termination of employment. A summary of the status of the Company's stock option plan, and activity for the periods indicated, is presented as follows:

	Options Outstanding		Options Exercisable
	Shares	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price

Balance of options outstanding at January 29, 2000	721,398	8.04	455,602	$8.61

Granted	319,926	2.70
Terminated	(71,550)	4.77

Balance of options outstanding at February 3, 2001	969,774	6.52	618,304	$7.63

Granted	1,209,000	2.33
Terminated	(73,736)	4.35

Balance of options outstanding at February 2, 2002	2,105,038	4.19	953,672	$6.10

Granted	451,000	2.26
Terminated	(226,356)	2.40
Exercised	(4,000)	2.00

Balance of options outstanding at February 1, 2003	2,325,682	$3.99	1,321,099	$5.20

As of the year ended February 1, 2003, the range of exercise prices and weighted average remaining contractual life of outstanding options was $1.20 - $16.71, and 6.4 years, respectively. The following table summarizes information about the Company's stock options, which were outstanding, and those, which were exercisable as of February 1, 2003:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercisable Price

$1.20-4.06	1,661,177	7.8	$2.36	674,875	$2.38
$4.06-7.66	443,703	3.3	$6.76	425,422	$6.81
$7.66-16.71	220,802	1.8	$10.71	220,802	$10.71
	2,325,682			1,321,099

The weighted average fair values of options granted under the non-qualified plan during 2002, 2001 and 2000 were $1.64, $2.04, and $1.62, respectively.

The fair value of each non-qualified and incentive option granted was estimated using the Black-Scholes Option Pricing Model with the following assumptions for 2002, 2001 and 2000: risk-free interest rate of 4.85% for 2002, 4.98% for 2001, and 5.98% for 2000; expected dividend yield of 0% for all periods; expected lives of approximately seven years for 2002, 2001 and 2000; and volatility of the price of the underlying common stock of 73.6% for 2002, 68.4% for 2001, and 47.5% for 2000.

8. Retirement and Benefit Plans

The Company has a profit sharing retirement plan with a 401(k) provision that allows participants to contribute up to $11,000 of their compensation before income taxes. Eligible participants are employees at least 21 years of age with one year of service. The Company's Board of Directors will designate annually the amount of the profit sharing contribution as well as the percentage of participants' compensation that it will match as 401(k) contributions. For the years ended February 1, 2003, February 2, 2002, and February 3, 2001, the Company contributed approximately $243,000, $238,000, and $242,000, respectively, to the 401(k) plan.

The Company terminated its employee stock purchase plan during the fourth quarter of 2002. Prior to this termination, however, the Company had reserved 530,145 shares of common stock for issuance by the Company to employees under its stock purchase plan which covered all employees who met minimum age and service requirements. The reserved shares number has been adjusted to reflect the effects of stock dividends since inception of the Plan. The Company's management did determine from time to time the amount of any matching contribution as well as the percentage of participants' compensation that it would match as purchase contributions. The purchase price of shares covered under the Plan was the actual price paid for open market purchases. The Plan was implemented in January 1994. For the years ended February 1, 2003, February 2, 2002, and February 3, 2001, the Company's matching contributions were approximately $26,000, $27,000, and $40,000. Approximately 71,000, 71,000 and 81,000 shares were purchased on the open market in 2002, 2001 and 2000, respectively.

9. Related Party Transactions

The Company leases its Norman, Oklahoma retail and outlet stores, some of its office space and a distribution center facility from a limited partnership whose partners include Rebecca Powell Casey, Michael T. Casey, H. Rainey Powell and Lisa Powell Hunt, all of whom are stockholders of the Company. Rebecca Powell Casey is also an executive officer and a director of the Company. The store lease terms in 2002, 2001 and 2000, provided for annual base rental payments and percentage rent equal to four percent of sales plus insurance, utilities, and property taxes. During the years ended February 1, 2003, February 2, 2002, and February 3, 2001, the total of such rent for the stores was approximately $230,000, $231,000, and $273,000, respectively. The term of the retail space lease is twelve years commencing June 4, 1996. The office space lease was amended in February, 2003 and expires September, 2010 with monthly rent payments of $39,865 plus insurance and property taxes until March, 2003 at which time the monthly rent will become $30,000, plus insurance, utilities and property taxes until March, 2004 at which time the monthly rent will be $19,933, plus insurance, utilities and property taxes until September, 2004 at which time monthly rent will be $20,982, plus insurance, utilities and property taxes until September, 2007 at which time monthly rent will be $22,031 plus insurance, utilities and property taxes until the expiration of the lease. This lease contains two renewal options of five years each. See Note 14. The term of the distribution center lease is sixteen years commencing July 1, 1996, with increasing annual rental payments on a fixed scale which has a maximum annual rental up to $419,951 during the final year of the lease. The lease also provides for payments to the partnership for insurance, utilities and property taxes.

See Note 7 for information concerning the purchase of preferred stock by one of the Company's executive officers and certain members of the Company's Board of Directors.

10. Facility Leases

The Company conducts a majority of its retail operations from leased store premises under leases that will expire within the next ten years. In addition to minimum rental payments, certain leases provide for payment of taxes, maintenance, and percentage rentals based upon sales in excess of stipulated amounts.

Minimum rental commitments (excluding renewal options) for store, distribution premises, office space and equipment under noncancelable operating leases having a term of more than one year as of February 1, 2003 were as follows (in thousands):

Year:
2003	$ 7,486
2004	6,888
2005	6,737
2006	6,728
2007	6,325
2008 and subsequent	13,966
Total	$48,130

Total rental expense for the years ended February 1, 2003, February 2, 2002, and February 3, 2001, was as follows (in thousands):

	2002	2001	2000

Base rent	$7,793	8,163	8,296
Additional rents computed As percentage of sales	288	427	635
Total	$8,081	8,590	8,931

11. Business Concentrations

More than 95% of the ladies' apparel sales were attributable to the Company's product development and private label programs during 2002, 2001 and 2000. The breakdown of total sales between ladies' and men's apparel was approximately 76% and 24% for 2002 and 2001, and 78% and 22% for 2000.

12. Commitments and Contingent Liabilities

The Company issues letters of credit which are used principally in overseas buying, cooperative buying programs, and for other contract purchases. At February 1, 2003, the Company had no outstanding letters of credit to secure orders of merchandise from various domestic and international vendors.

The Company entered into no forward exchange contracts during the year ended February 1, 2003. Normally, forward exchange contracts require the Company to exchange U.S. dollars for foreign currencies at maturity, at rates agreed to at inception of the contracts. The contracts are usually of varying short-term duration and include a window delivery feature that provides the Company with an option to enter into a swap agreement in the event that all of the currency is not utilized at the end of the contract's delivery term. A swap allows the Company to sell the unused currency, at the contract's maturity, to the counterparty at the current market rate and then buy back the same amount for the time period to which the Company wants to extend. The counterparty to the derivative transactions is a major financial institution. The credit risk is generally limited to the unrealized gains or losses in such contracts should this counterparty fail to perform as contracted. The Company considers the risk of counterparty default to be minimal.

The Company is involved in various claims, administrative agency proceedings and litigation arising out of the normal conduct of its business. Although the ultimate outcome of such litigation cannot be predicted, the management of the Company, after discussions with counsel, believes that resulting liability, if any, will not have a material effect upon the Company's financial position or results of operations.

  Business Segments

  The Company manages its operations on an individual store basis. Financial information is maintained for each store and provided to the Company's management for review and as a basis for decision making. The Company fully allocates all expenses down to a pre-tax level and monitors each store's performance accordingly. Given the economic characteristics of the store formats, the similar nature of the products sold, the type of customer and method of distribution, the operations of the Company are aggregated into one reportable segment. The Company's single restaurant could have qualified as an operating segment, but was not considered material to the consolidated financial statements for the purpose of making operating decisions and did not meet the threshold for disclosure under Statement of Financial Accounting Standards (SFAS) No. 131 "Disclosure About Segments of an Enterprise and Related Information."

  Subsequent Event

On February 5, 2003, the Company entered into a new three-year credit facility with Wells Fargo Retail Finance, LLC, providing the Company with maximum available credit of $22 million. This agreement expires in February, 2006. The Wells Fargo credit facility replaced the Company's prior credit arrangement with Bank of America, N.A., which was paid off on February 5, 2003 in conjunction with the initial funding of the new credit facility. The new credit facility is secured by substantially all assets of the Company and its subsidiaries and is subject to a borrowing base calculation based primarily on inventory and accounts receivable. The facility has two financial covenants, a minimum excess availability covenant of $1.35 million ($1 million in July through September) and a maximum capital expenditure covenant, established at $2 million in 2003. Interest rates under the facility are at Prime plus 0.5% or LIBOR plus 2.50%, with the ability to reduce the rate if the Company achieves certain financial criteria. As of the date of this report, the Company was in compliance with all covenants under the agreement.

Additionally, on February 5, 2003, the Company closed on a $5 million private equity investment by Inter-Him, N.V., of which Ronald de Waal is a Managing Director, and W. Howard Lester, a director of the Company (the "Investors"). The Investors purchased an aggregate of 50,000 shares of a new series of preferred stock, designated Series 2003-A Preferred Stock, at a purchase price of $100.00 per share. The Series 2003-A Preferred Stock is convertible into common stock at a fixed rate of $1.15 per share, and otherwise provides rights and preferences substantially similar to the Company's existing 2002-A Preferred Stock. Excluding the Series 2003-A Preferred Stock purchased in this transaction, Inter-Him, N.V. owns 44.9% of the Company's outstanding shares of common stock on an as-converted basis (assuming conversion of all of the Company's outstanding preferred stock). As a result of the sale of the 2003-A Preferred Stock, the percentage ownership of common stock on an as-converted basis by Inter-Him and Mr. de Waal will increase to 52.6% (assuming conversion of all of the Company's outstanding preferred stock).

The Company and its Chief Executive Officer, Clark J. Hinkley, also entered into an amendment to Mr. Hinkley's employment agreement with the Company on February 4, 2003. The amendment reduced Mr. Hinkley's annual base salary from $450,000 to $350,000 for the period from February 1, 2003 to January 31, 2004 and provided for further modifications to termination provisions if certain financial objectives are not achieved.

Also, on February 4, 2003, a wholly-owned subsidiary of the Company entered into a lease amendment related to the Dallas corporate office building leased from 329 Partners II, a limited partnership controlled by several significant shareholders of the Company, including Rebecca Powell Casey, a director and executive officer of the Company. Effective March 1, 2003, the rental payments were reduced. See Note 9. The lease amendment permits the landlord to reduce the size of the leased premised by up to 50% upon compliance with certain conditions, and also provides for the sharing of tax and insurance costs on the leased premises between landlord and tenant. Additionally, the lease amendment obligates the tenant to cause 1,417 shares of the Company's Series 2003-A Preferred Stock to be issued to landlord on or before March 1, 2004, as additional rent. Tenant will also pay to landlord cash equal to the value of the dividends on such shares of Series 2003-A Preferred Stock that landlord would otherwise have received if it had acquired such shares on February 4, 2003. Finally, in conjunction with this transaction the existing Right of First Refusal Agreement established in conjunction with the issuance of the 2001-A Preferred Stock was amended February 28, 2003. This agreement will become fully terminated after the June 2003 Annual Meeting.

Subsequent to February 1, 2003, the Company decided to close seven unprofitable store locations: Tampa, Florida; Memphis- Wolfchase, Tennessee; Phoenix, Arizona; Hillsboro, Texas (outlet), San Marcos, Texas (outlet) and New River, Arizona (outlet). Such stores will be closed between March 2, 2003 and June 4, 2003. During 2002, the Company accelerated the amortization of such assets (primarily leasehold improvements) so that they would be fully amortized at the expected date of closure. The approximate amount of accelerated amortization included in restructuring charges is $730,000, and the remaining net book value of the property related to these stores at February 1, 2003 was approximately $35,000. Additionally, the Company will record the exit costs associated with closing these stores (primarily lease costs and severance charges) as these stores are closed during the first half of 2003. These costs are expected to be within the range of $0.8 million to $1.3 million.

SUPPLEMENTARY DATA

Summarized unaudited quarterly financial results are as follows (in thousands, except per share data):

	First	Second	Third	Fourth

52 Weeks Ended February 1, 2003
Sales	$24,144	$19,520	$21,357	$24,760
Gross profit on sales	8,031	2,380	6,702	5,961
Net loss applicable to common stock (A), (B)	(865)	(6,410)	(2,364)	(7,703)
Net loss per common share:
Basic	($0.14)	($1.05)	($0.39)	($1.26)
Diluted	($0.14)	($1.05)	($0.39)	($1.26)

52 Weeks Ended February 2, 2002
Sales	$26,667	$23,346	$24,965	$29,646
Gross profit on sales	6,045	4,552	5,691	6,302
Net loss applicable to common stock (C)	(2,215)	(2,858)	(6,922)	(3,269)
Net loss per common share:
Basic	($0.36)	($0.47)	($1.14)	($.54)
Diluted	($0.36)	($0.47)	($1.14)	($.54)

  In the fourth quarter of 2002, the Company recorded restructuring charges of approximately $1.06 million. The restructuring charges consisted of severance costs of approximately $330,000 associated with elimination of positions in the corporate office, with the remainder of restructuring charges attributable to the acceleration of amortization of assets in conjunction with planned store closings in the first half of 2003.

  In the fourth quarter of 2002, the Company recorded approximately $3.20 million of income tax expense to increase its valuation allowance to fully provide for all remaining deferred tax assets because the Company's recent history of operating losses makes the realization of these assets uncertain.

  In the third quarter of 2001, the Company wrote off its entire remaining goodwill balance in the approximate amount of $3.02 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

The following table reflects items in the Company's statements of operations as a percentage of sales for the periods indicated:

	52 Weeks	52 Weeks	53 Weeks
	2002	2001	2000

Sales	100.0%	100.0	100.0

Cost of goods sold	(74.3)	(78.4)	(73.6)
Selling, general and administrative expenses	(33.4)	(30.2)	(27.9)
Depreciation and amortization	(4.4)	(4.1)	(3.5)
Restructuring charges	(1.2)	-	-
Write-off of goodwill	-	(2.9)	-
Interest expense	(1.5)	(1.3)	(1.4)

Loss before income taxes	(14.8)	(16.9)	(6.4)

Provision (benefit) for income taxes	3.6	(2.9)	(2.6)

Net loss	(18.4)%	(14.0)	(3.8)

The following table reflects the increases and decreases in Company sales for the periods indicated:

	52 Weeks	52 Weeks	53 Weeks
	2002	2001	2000

Sales (000's)	$89,781	104,624	127,484

Total sales growth	(14.2)%	(17.9)%	(6.4)%
Decline in comparable store sales (52-53 week basis)	(9.9)	(16.3)	(11.9)

Store locations:
Existing stores beginning of period	52	52	51
Stores closed	(2)	-	(1)
New stores opened during period	-	-	2
Total stores at end of period	50	52	52

Total Company sales decreased 14.2% in 2002 as compared to a decrease of 17.9% in 2001 and a decrease of 6.4% in 2000. No new locations were opened during 2002 or 2001. Total Company comparable store sales declined 9.9% in 2002. The Company believes the sales decreases in 2002 were primarily attributable to sales declines experienced in the full-price retail stores during the fall and holiday periods, a result of inventory levels that were down considerably over the prior year and the difficult retail climate experienced by many retailers during the 2002 holiday period. The Company did not purchase deep enough quantities in certain key classifications of merchandise, and sales in the best-selling items were not maximized. Comparable store sales declined 13.8% during the fourth quarter in the 43 full-price retail stores as compared to a decline of 0.8% for the fourth quarter of prior year for the full-price retail stores. This was combined with significant sales declines in the outlet division. Comparable store sales in outlets declined 25.3% during 2002. The Company determined that it had too many outlet stores and is closing four of the seven outlet stores in the first half of 2003. Since the Company purchased very little merchandise in 2002 directly for the outlet division, the outlet store inventories throughout the year were down significantly over the prior year. Additionally, the outlets were used to liquidate older inventory, resulting in more units being sold but at lower prices. Another variable to the total Company sales declines was the reduction to warehouse sales conducted, as the Company's available inventory levels declined. Warehouse sale volume declined by $3.6 million, or 56%, in 2002 as compared to the prior year.

Total Company sales decreased 17.9% in 2001 as compared to a decrease of 6.4% in 2000 and an increase of 5.4% in 1999. No new locations were opened during 2001 compared to the opening of two new locations during 2000. The Company believes the sales decrease in 2001was primarily because the ladies' merchandise assortment for the first half of the year was not meeting the needs of the Company's target customer of age 40, but instead was targeting a younger audience in terms of styling and fit. During the fourth quarter of 2001, the Company reported a significant improvement in sales trends as customer response to the holiday and preview merchandise assortments continued to improve. Comparable store sales declined 0.8% during the fourth quarter in the 44 full-price retail stores as compared to a decline of 14.9% for the full year of 2001 and decreased 3.4% total company for the quarter. Like many other retailers, the Company's sales were significantly impacted by the tragic events of September 11, 2001. During 2001, comparable store sales declined 16.3% in total for the year. Excluding the week of September 11, 2001, the decline in comparable store sales was 15.3% for the year. In early 2001, the Company ceased conducting business through the catalog and internet, resulting in a decrease in sales of $2.3 million for the year as compared to 2000.

Comparable store sales declined 9.9% during 2002, compared to a decline of 16.3% in 2001. The Company believes that the declines experienced in comparable store sales during 2002 were primarily attributable to the reasons mentioned above for total sales. The declines experienced in comparable store sales during 2001 were primarily attributable to disappointing sales in ladies' merchandise assortments.

The Company's gross margin increased to 25.7% in 2002 from 21.6% in 2001, or 4.1% of sales. The increase in the Company's gross margin was primarily due to an increase in the gross margin in the full-price retail stores due to improved content and reduced purchase levels. The Company's gross margin decreased to 21.6% in 2001 from 26.4% in 2000, or 4.8% of sales. Higher occupancy costs that did not leverage due to lower sales represented 0.4% of the total 4.8% decrease. Additional declines are primarily attributed to additional markdowns on slow-selling merchandise inventory incurred due to sales shortfalls, aggressive efforts to liquidate prior season inventory and continued editing of assortments in an effort to improve inventory turnover.

Selling, general and administrative expenses increased by 3.2% of sales in 2002 compared to an increase of 2.3% of sales in 2001. The increase in selling, general and administrative expenses as a percentage of sales in 2002 was primarily due to the sales declines experienced for the year and the lack of leverage of fixed payroll costs. Selling, general and administrative expenses increased by 2.3% of sales in 2001 compared to a decrease of 1.2% of sales in 2000. The increase in selling, general and administrative expenses as a percentage of sales in 2001 was primarily due to the sales declines experienced for the year and the lack of leverage of fixed payroll costs.

The Company recorded approximately $1,060,000 in restructuring charges. The restructuring charges recorded in the fourth quarter consisted of severance costs of approximately $330,000 associated with elimination of positions in the corporate office, with the remainder of restructuring charges attributable to the acceleration of amortization of assets in conjunction with planned store closings in the first half of 2003.

During the third quarter of 2001, after a review of the goodwill balance originating from the purchase of CMT Enterprises, Inc. in February 2000, and the material changes that had occurred in the operation, it was determined that a write-off of the entire goodwill balance was deemed appropriate. The net amount of goodwill written off was approximately $3.0 million which represented 2.9% of sales for the year 2001.

During 2002, the total interest costs decreased $81,000 from 2001 due to lower outstanding debt balances. Lower average interest rates were also a contributing factor. The average balance on total outstanding debt was $19,729,000 in 2002, compared to $23,780,000 in 2001. The decrease in average debt balances resulted principally from the sale of preferred stock in the amount of $4,000,000 and the application of the proceeds of such sale to reduce debt. Increases to interest expense may occur if the Company's cash flow requires additional borrowed funds. During 2001, interest costs (including capitalized interest) decreased $599,000 as compared to 2000 resulting principally from the sale of preferred stock in the amount of $6,000,000 and the application of the proceeds of such sale to reduce debt.

The Company's effective income tax rate was 24.2% in 2002, (17.4)% in 2001 and (40.0)% in 2000. The Company did not elect to record the full tax benefit for all 2002 or 2001 losses in the financial statements. During 2002, the Company increased its valuation allowance to fully provide for all remaining deferred tax assets because the Company's recent history of operating losses makes the realization of these assets uncertain. It is expected that such amounts could be utilized for tax purposes against any future operating income.

Capital Expenditures, Capital Resources and Liquidity

Cash Flows From Operating Activities. For 2002, net cash used in operating activities was $401,000 as compared to $1,743,000 net cash provided by operating activities for 2001. The decrease in cash flows can be primarily attributed to the increase in the Company's net loss from prior year. For 2002, the Company's net loss was $16,479,000, compared to a net loss of $14,630,000 for 2001. This was offset by an increase in accounts payable of $3,125,000 in 2002, compared to a decrease in accounts payable of $172,000 in 2001.

Cash Flows From Investing Activities. For 2002, net cash used in investing activities was $1,736,000, as compared to $770,000 for 2001. Capital expenditures totaled $1,783,000, compared to $1,118,000 for 2001. Capital expenditures during 2002 and 2001 were invested principally in remodeling of existing stores and equipment expenditures in existing operations.

Cash Flows From Financing Activities. During 2002, the Company made periodic borrowings under its revolving credit facility to finance its inventory purchases, product development and private label programs, store remodeling and equipment purchases for the year (see "Liquidity").

On August 2, 2002, the Company executed a definitive agreement for the purchase by Inter-Him N.V., of which Ronald de Waal is a Managing Director, the Company's Chief Executive Officer and director, and three other directors, from the Company of 200,000 shares of a new Series 2002-A Preferred Stock for a total purchase price of $4 million. See Note 12 to the Consolidated Financial Statements for additional information.

The Company has available a line of credit with its bank. This line had average balances of $15,862,000 and $17,680,000 for 2002 and 2001, respectively. During 2002, this line of credit had a high balance of $19,214,000 and a balance of $16,092,000 as of February 1, 2003. The balance at March 15, 2003 was $17,438,000.

See Note 14 regarding changes to the Company's credit facility in February, 2003 and sale of additional preferred stock.

The Company has no off-balance sheet arrangements or transactions with unconsolidated, limited purpose entities, nor does it have any undisclosed material transactions or commitments involving related persons or entities.

Liquidity

The Company considers the following as measures of liquidity and capital resources as of the dates indicated (dollars in thousands).

	2002	2001	2000

Working capital (000's)	$15,023	24,106	32,009
Current ratio	2.03:1	2.97:1	3.56:1
Ratio of working capital to total assets	.35:1	.45:1	.46:1
Ratio of long-term debt (including current maturities) to stockholders' equity*	1.88:1	.89:1	.84:1

*Preferred stock is treated as equity for this calculation.

The Company's primary needs for liquidity are to finance its inventories and revolving charge accounts and to invest in existing store remodeling, fixtures and equipment as well as new stores. Cash flow from operations and proceeds from credit facilities represent the Company's sources of liquidity. Management anticipates these sources of liquidity, combined with the receipt of $5 million of 2003-A Preferred Stock proceeds in February 2003 (see Note 14) to be sufficient in the foreseeable future. The Company's capital expenditures budget for 2003 is approximately $1,600,000 to be used for the purchase of fixtures and equipment as well as store remodeling expenses.

See Notes 5 and 14 to the Consolidated Financial Statements for information about restrictions and covenants under the Company's revolving line of credit.

Seasonality

The Company's business is subject to seasonal influences, with the major portion of sales realized during the fall season (third and fourth quarters) of each year, which includes the fall and holiday selling seasons. In light of this pattern, selling, general and administrative expenses are typically higher as a percentage of sales during the spring seasons (first and second quarters) of each year.

Inflation

Inflation affects the costs incurred by the Company in its purchase of merchandise and in certain components of its selling, general and administrative expenses. The Company attempts to offset the effects of inflation through price increases and control of expenses, although the Company's ability to increase prices is limited by competitive factors in its markets. Inflation has had no meaningful effect on sales or net earnings of the Company.

Critical Accounting Policies

The Consolidated Financial Statements and Notes to Consolidated Financial Statements contain information that is pertinent to Management's Discussion and Analysis. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Changes to these assumptions and estimates could have a material effect on the Company's consolidated financial statements. However, the Company believes it has taken conservative positions, where assumptions and estimates are used, in order to minimize the negative financial impact to the Company that could result if actual results vary from the assumptions and estimates. In management's opinion, the areas of the Company where the most significant judgment is exercised is in the allowance for doubtful accounts related to the Company's proprietary credit card program, the valuation of inventory, impairment estimates and revenue recognition. The selection, application and disclosure of the following critical accounting estimates have been discussed with the Company's audit committee.

In 2002, approximately 31% of the Company's net retail sales were made under its proprietary credit card program, which resulted in customer accounts receivable balances of approximately $6,365,000 at February 1, 2003. The Company has significant experience in managing its credit card program. Each month, the Company reviews all of its credit card accounts and writes off those deemed uncollectible. The allowance for uncollectible accounts is maintained and periodically reviewed. The allowance is primarily based on account write-off trends and aging information. The Company does not expect actual results to vary significantly from our estimate.

The Company uses the retail inventory method. Under this method, the Company records markdowns to value merchandise inventories at net realizable value. The Company closely monitors actual and forecasted sales trends, current inventory levels, and aging information by merchandise categories. If forecasted sales are not achieved, additional markdowns may be needed in future periods to clear excess or slow-moving merchandise, which may result in lower gross margins.

When a store experiences unfavorable operating performance, the Company evaluates whether an impairment charge should be recorded. A store's assets are evaluated for impairment by comparing the store's estimated undiscounted cash flows to the assets' carrying value. If the cash flows are not sufficient to recover the carrying value, the assets are written down to fair value. Impairment losses associated with these reviews have not been significant. However, if comparative store sales decline and general negative economic trends continue, future impairment losses could be significant.

Sales from store locations represented 100% of the Company's total sales for 2002. These sales are recognized at the time of the customer's purchase. Sales are net of returns and exclude sales tax. Catalog and website sales no longer represent any of the Company's sales as these selling methods were eliminated in the first quarter of 2001. Catalog and website sales were 2% of sales during 2000. These sales were recognized at the time the order was shipped to the customer. Gift card sales are recognized as revenue when the gift card is redeemed, not when it is sold.

Impact of New Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires that an impairment loss be recognized only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and that the measurement of any impairment loss be the difference between the carrying amount and the fair value of the asset. Adoption of SFAS No. 144 is required for financial statements for periods beginning after December 15, 2001. The Company adopted this new standard effective February 3, 2002 and the adoption of this new standard did not have a material impact on its consolidated financial position or results of operation.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit and disposal activities and supersedes Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred, as opposed to when the entity commits to an exit plan under EITF 94-3. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Adoption of SFAS No. 146 is required for exit and disposal activities initiated after December 31, 2002. The Company has adopted this new standard effective January 1, 2003 and the adoption of this new standard did not have a material impact on its consolidated financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation which includes the prospective method, modified prospective method and retroactive restatement method. SFAS No. 148 also amends the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation" to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Adoption of the annual disclosure and voluntary transition requirements of SFAS No. 148 is required for annual financial statements issued for fiscal years ending after December 15, 2002. Adoption of the interim disclosure requirements of SFAS No. 148 is required for interim periods beginning after December 15, 2002. Pursuant to the provisions of SFAS No. 123, the Company has elected to continue using the intrinsic value method of accounting for its stock-based employee compensation plans in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). The Company has, however, made more prominent disclosure of the effects of stock-based compensation on reported operating results. See Notes 1 and 7 for further discussion.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be preceded or followed by or otherwise include the words "anticipates", "believes", "expects", "intends", "estimates", "will", "would", "could" or similar expressions. Such forward-looking statements, which reflect the Company's current views of future events and financial performance, involve known and unknown risks and uncertainties that may cause the Company's actual results to differ materially from planned or expected results. Those risks and uncertainties include, but are not limited to the impact of competition, pricing pressure, product demand and market acceptance risks, mergers and acquisitions, reliance on key strategic alliances, the ability to attract and retain key employees, the availability of cash for growth, fluctuations in operating results, ability to continue funding operating losses, and the ability of new management to improve the Company's financial condition and performance. For all of these reasons, actual results may vary materially from the forward-looking statements. The Company assumes no obligation to update any forward-looking statements.

Commitments

The following table reflects certain of the Company's commitments as of February 1, 2003.

	Payments due by Period (In Thousands)
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Long-term debt	$18,978	$1,265	$17,133	$ 188	$ 392
Store leases (1)	40,067	6,501	11,682	11,076	10,808
Operating leases (other than stores)	8,063	985	1,943	1,977	3,158

Total	$67,108	$8,751	$30,758	$13,241	$14,358

(1) Store leases are based on minimum rents exclusive of percentage rent based on sales which could increase rental expense.

The foregoing table does not include contractual commitments pursuant to executory contracts for products and services such as telephone, data, computer maintenance and other regular payments pursuant to contracts that are expected to remain in existence for several years but as to which the Company's obligations are contingent upon the Company's continued receipt of the contracted products and services.

MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

At March 15, 2003, there were 677 record holders of the Company's common stock, ("Common Stock"). The Company's Common Stock is listed on the American Stock Exchange under the symbol "HLD". The table below presents the range of the high and low sales prices, for the periods indicated.

Quarterly Common Stock Price Ranges

2002	High	Low
1st Quarter	$2.75	$2.00
2nd Quarter	$2.95	$1.95
3rd Quarter	$2.00	$1.35
4th Quarter	$2.00	$1.02

2001	High	Low
1st Quarter	$3.50	$2.00
2nd Quarter	$3.00	$1.90
3rd Quarter	$2.75	$1.80
4th Quarter	$2.70	$1.00

Dividend Policy

The Company has never declared or paid cash dividends on its Common Stock and presently intends to retain all earnings for the operation and expansion of its business for the foreseeable future. Any future determination as to the payment of cash dividends will depend on the Company's earnings, capital requirements, financial condition and other factors as the Board of Directors may deem relevant.

The Company has three series of preferred stock outstanding, issued in 2001, 2002 and 2003 in the aggregate amount of $15 million. These shares are entitled to cumulative dividends of 10% on $6 million of preferred stock and 8% on the remaining $9 million, subject to reduction if certain profitability targets are met. See Note 7 for additional information on the preferred stock.

During 2002, approximately $780,000 of preferred stock dividends were paid. Approximately $367,000 of the total preferred stock dividends was paid in additional shares of preferred stock (as provided by the terms of the preferred stocks) and approximately $413,000 was paid in cash.

The Company's primary lending agreement does not currently allow for the payment of dividends on common stock. This agreement does, however, allow for the distribution of preferred stock dividends.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The primary objective of the following information is to provide forward-looking quantitative and qualitative information about the Company's potential exposure to market risks. The term "market risk" for the Company refers to the risk of loss arising from adverse changes in interest rates and various foreign currencies. The disclosures are not meant to be precise indicators of expected future losses, but rather indicators of reasonably possible losses. This forward-looking information provides indicators of how the Company views and manages its ongoing market risk exposures.

Interest Rate

At February 1, 2003, the Company had long-term debt outstanding of approximately $19.0 million. Of this amount, $1.1 million bears interest at a weighted average fixed rate of 8.26%. The remaining $17.9 million bears interest at variable rates, which averaged approximately 6.70% during 2002. A 10% increase in short-term interest rates on the variable rate debt outstanding at February 1, 2003 would approximate 67 basis points. Such an increase in interest rates would increase the Company's interest expense by approximately $114,000 assuming borrowed amounts remain outstanding.

The above sensitivity analysis for interest rate risk excludes accounts receivable, accounts payable and accrued liabilities because of the short-term maturity of such instruments. The analysis does not consider the effect this movement may have on other variables including changes in sales volumes that could be indirectly attributed to changes in interest rates. The actions that management would take in response to such a change is also not considered. If it were possible to quantify this impact, the results could well be different than the sensitivity effects shown above.

The table below provides information about the Company's debt obligations that are sensitive to changes in interest rates:

Expected Maturity (In thousands)

	2003	2004	2005	2006	2007	Thereafter	Total

Long-term debt:
Variable Rate	$1,057	$ 71	$16,787	$ -	$ -	$ -	$17,915
Weighted Average Interest Rate	7.11%	7.11%	7.11%	7.11%	7.11%	7.11%

Fixed Rate	$ 208	$ 192	$ 83	$ 90	$ 98	$ 392	$ 1,063
Weighted Average Interest Rate	8.28%	8.28%	8.28%	8.28%	8.28%	8.28%

Foreign Currency

Substantially all of the Company's purchases are priced in U.S. dollars. However, some European purchases are denominated in local currency and, therefore, are subject to the fluctuation in currency exchange rates. From time to time the Company utilizes forward exchange contracts to secure firm pricing related to purchase commitments to be denominated in foreign currencies. The contracts are of varying short-term durations and amounts include a window delivery feature, which provides the Company with an option to enter into a swap agreement in the event that all of the currency is not utilized at the end of the contract's delivery term. The Company's objective in managing its exposure to foreign currency exchange rate fluctuations is to reduce the impact of adverse fluctuations in earnings and cash flows associated with foreign currency exchange rate changes. The principal currency hedged is the Italian lira. The Company regularly monitors its foreign exchange exposures to ensure the overall effectiveness of its foreign currency hedge positions. However, there can be no assurance the Company's foreign currency hedging activities will substantially offset the impact of fluctuations in currency exchange rates on its results of operations and financial position.

The Company had no foreign exchange instruments outstanding at February 1, 2003; therefore, a sensitivity analysis would result in no impact to earnings. Anticipated transactions, firm commitments, and accounts payable denominated in foreign currencies would be excluded from the sensitivity analysis. Additionally, as the Company utilizes foreign currency instruments for hedging anticipated and firmly committed transactions, a loss in fair value for those instruments is generally offset by increases in the value of the underlying exposure. Foreign currency fluctuations did not have a material impact on the Company during 2002, 2001 or 2000.

SELECTED FINANCIAL DATA

The following selected consolidated financial information is derived from the audited Consolidated Financial Statements of the Company and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the notes thereto, appearing elsewhere herein.

	2002	2001	2000	1999	1998
	(Dollar amounts in thousands, except per share data)
Statements of Earnings Data:
Sales	$89,781	104,624	127,484	136,262	129,224
Percentage (decrease) increase	(14.2)%	(17.9)%	(6.4)%	5.4%	7.8%

Gross profit on sales (1)	$ 23,074	22,590	33,708	41,125	45,128
Percentage of sales	25.7%	21.6%	26.4%	30.2%	34.9%

(Loss) earnings before income taxes	$(13,273)	(17,707)	(8,194)	(4,103)	4,785
Percentage of sales	(14.8)%	(16.9)%	(6.4)%	(3.0)%	3.7%

Net (loss) earnings applicable to common stock	$(17,342)	(15,264)	(4,916)	(2,462)	2,841
Percentage of sales	(19.3)%	(14.6)%	(3.8)%	(1.8)%	2.2%

Net (loss) earnings per common share: Basic Diluted	$(2.84) $(2.84)	(2.51) (2.51)	(0.81) (0.81)	(0.41) (0.41)	0.47 0.47

Other Operating Data:

Stores open at end of period	50	52	52	51	44
Decline in comparable store sales
(52-53 week basis)	(9.9%)	(16.3%)	(11.9%)	(3.1%)	(1.3%)

Balance Sheet Data:

Working capital	$ 15,023	24,106	32,009	42,454	33,044
Total assets	42,421	53,726	69,211	73,879	63,917
Long-term debt, net of current maturities	17,713	18,452	24,533	27,063	16,330
Stockholders' (deficit) equity	(401)	16,917	32,168	37,068	39,521
Stockholders' equity per share	($0.66)	2.78	5.29	6.10	6.51

(1)	In accordance with retail industry practice, gross profit from sales is calculated by subtracting cost of goods sold (including occupancy and central buying expenses) from sales.